Exhibit 4.1

WARRANT CLARIFICATION AGREEMENT

This Warrant Clarification Agreement (this “Agreement”), dated March 14, 2007, is to the Warrant Agreement, dated as of October 19, 2005 (“Original Warrant Agreement”), by and between ATS Corporation (formerly known as Federal Services Acquisition Corporation), a Delaware corporation (“Company”), and Continental Stock Transfer & Trust Company, a New York corporation (“Warrant Agent”).

WHEREAS, Section 3.3.2 of the Original Warrant Agreement provided that the Company shall not be obligated to deliver any securities pursuant to the exercise of a warrant unless a registration statement under the Securities Act of 1933, as amended, with respect to the common stock underlying the warrants is effective.

WHEREAS, in furtherance of the foregoing, the Company’s final prospectus, dated October 19, 2005, indicated (i) that no warrant would be exercisable unless at the time of exercise a prospectus relating to the common stock issuable upon exercise of the warrant is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrant and (ii) that the warrant may be deprived of any value and the market for the warrant may be limited if the prospectus relating to the common stock issuable upon the exercise of the warrant is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holder of the warrant resides.

WHEREAS, the parties deem it necessary and desirable to amend the Original Warrant Agreement to clarify that the registered holders do not have the right, and were not intended to have the right when the parties initially entered into the Original Warrant Agreement, to receive a net cash settlement in the event the Company does not maintain a current prospectus relating to the common stock of the Company issuable upon exercise of the warrants at the time such warrants are exercisable.

WHEREAS, as a result of certain questions that have arisen regarding the accounting treatment applicable to the warrants, the parties hereto deem it necessary and desirable to further amend the Original Warrant Agreement to clarify that (i) the warrants under the Original Warrant Agreement may expire unexercised or unredeemed if there is no effective registration statement and (ii) there are no circumstances under which the Company will be required to net cash settle the warrants.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Original Warrant Agreement as set forth herein.

1.  Warrant Agreement Clarification. The Original Warrant Agreement is hereby clarified and amended, effective as of the date of this Agreement, by replacing the penultimate sentence of Section 3.3.2 with the following sentence:

“Furthermore, (i) if a Warrant has not previously been exercised and if there is no then current and effective registration statement under the Act covering the Warrant on the Expiration Date, the Warrant will expire unexercised and without value and unredeemed on the Expiration Date and (ii) under no circumstances will the Company be obligated to pay registered holders any cash or other consideration or otherwise “net cash settle” the Warrants.”

2. Miscellaneous.

(a) Governing Law. The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenience forum. Any such process or summons to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in Section 9.2 of the Original Warrant Agreement. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim.

(b) Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns.

(c) Entire Agreement. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them. Except as set forth in this Agreement, provisions of the Original Warrant Agreement which are not inconsistent with this Agreement shall remain in full force and effect. This Agreement may be executed in counterparts.

(d) Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

IN WITNESS WHEREOF, the parties hereto have executed this Warrant Clarification Agreement as of the date first written above.

ATS CORPORATION

By:	/s/ Edward H. Bersoff
Dr. Edward H. Bersoff
Chairman, President and Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/ Steven G. Nelson
Steven G. Nelson, President